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                                                      OMB APPROVAL
                               UNITED STATES          OMB Number: 3235-0145
                   SECURITIES AND EXCHANGE COMMISSION Expires:  December 31,1997
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                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             Solo Serve Corporation
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                                (Name of Issuer)

                          Common Stock, Par Value $.01
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                         (Title of Class of Securities)

                                   834263204
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                                 (CUSIP Number)
                              Hamlet T. Newsom Jr.
                            Cox & Smith Incorporated
           112 E. Pecan Street, Suite 1800, San Antonio, Texas  78205
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 17, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
CUSIP NO. 834263204                                    PAGE  2  OF  7  PAGES

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   NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1
   Charles M. Siegel
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   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                        (b)[ ]
2

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   SEC USE ONLY

3
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   SOURCE OF FUNDS*

4  PF
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   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                      [ ]

5
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   CITIZENSHIP OR PLACE OF ORGANIZATION

6  United States
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     NUMBER OF                  SOLE VOTING POWER

      SHARES              7     1,115,000
                        --------------------------------------------------------
   BENEFICIALLY                 SHARED VOTING POWER

     OWNED BY             8     0

                        --------------------------------------------------------
       EACH                     SOLE DISPOSITIVE POWER

     REPORTING            9     1,115,000
                        --------------------------------------------------------
      PERSON                    SHARED DISPOSITIVE POWER

       WITH               10    0
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   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

11 1,115,000
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   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

12
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   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13 30.42%
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   TYPE OF REPORTING PERSON*

14 IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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CUSIP NO. 834263204                                    PAGE  3  OF  7  PAGES




                                  SCHEDULE 13D
                 OF CHARLES M. SIEGEL COVERING COMMON STOCK OF
                             SOLO SERVE CORPORATION

ITEM 1.  Security and Issuer

         This schedule relates to the shares of Common Stock, par value $.01 per share ("Common Stock"), of Solo Serve Corporation, a Delaware corporation (the "Company"). The number of shares of the Company's Common Stock, par value $.01 per share, and Preferred Stock, par value $.01 per share ("Preferred Stock"), outstanding as of the date of this schedule, were 3,565,812 and 679,203 shares, respectively. The shares of Preferred Stock of the Company votes with the shares of Common Stock on an as-converted basis.

         The principal executive offices of the Company are located at 1610 Cornerway Blvd., San Antonio, Texas 78219.


ITEM 2.  Identity and Background

         (a)     This statement is being filed by Charles M. Siegel.

         (b) Mr. Siegel's business address is 1610 Cornerway Blvd., San Antonio, Texas 78219.

         (c) Mr. Siegel's present principal occupation is President and Chief Executive Officer of the Company.

         (d) During the last five years, Mr. Siegel has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Siegel was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Mr. Siegel is a United States citizen.





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CUSIP NO. 834263204                                    PAGE  4  OF  7  PAGES




ITEM 3.  Source and Amount of Funds or Other Consideration

         Mr. Siegel purchased 1,255,000 shares of Common Stock of the Company from General Atlantic Corporation ("GAC") on October 2, 1997. On March 17, 1998, Mr. Siegel transferred 80,000 shares of Common Stock of the Company to each of Ross E. Bacon, Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company, Terry Lalosh, Senior Vice President and General Merchandise Manager of the Company and Mark J. Blankenship, Senior Vice President of Planning and Allocation of the Company (each a "Transferee" and together, the "Transferees"). The stock transferred by Mr. Siegel to the Transferees was transferred for no stated consideration.

         The Company had previously granted Mr. Siegel options to purchase up to 100,000 shares of Common Stock, all of which options are vested and exercisable as of the date of this schedule.

ITEM 4.  Purpose of Transaction

         The purpose of the gift of the shares of Common Stock was to afford the Transferees additional stock ownership in connection with a transaction whereby on March 17, 1998 each Transferee (i) purchased 236,562 shares of Common Stock from GAC and (ii) provided a $100,000 certificate of deposit for the benefit of GAC to collateralize in part two letters of credit provided by GAC in favor of Sanwa Business Credit Corporation, the Company's primary lender ("Sanwa"), in the amounts of $600,000 and $750,000. The $600,000 letter of credit was provided by GAC as part of the series of related transactions contemporaneous with the gift of the shares to the Transferees. The $600,000 letter of credit will enable the Company to access additional borrowings for use in its operations. The letters of credit will enable the Company to access greater amounts of credit for use in its operations.

         Mr. Siegel does not have any plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;







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CUSIP NO. 834263204                                    PAGE  5  OF  7  PAGES




         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)     Any action similar to any of those enumerated above.

         However, Mr. Siegel may propose any of the foregoing transactions described in (a)-(j) which he hereafter considers desirable in light of his examination of the Company and its assets, operations and future prospects, and of the circumstances prevailing at the time.

ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Siegel beneficially owns an aggregate of 1,115,000 shares of Common Stock, which represent 30.42% of the outstanding Common Stock of the Company. The shares of Common Stock held by Mr. Siegel (including the shares issuable upon exercise of options held by Mr. Siegel) represent 26.27% of the voting stock of the Company. The calculation of the percentage of voting stock of the Company held by Mr. Siegel includes the number of shares beneficially owned by him, all shares of Common Stock and all shares of Preferred Stock of the Company.

         (b) Mr. Siegel has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares he holds.

         (c) During the past sixty days, Mr. Siegel transferred by gift an aggregate of 240,000 shares of Common Stock in a private transaction without consideration as described in Item 3 above.






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CUSIP NO. 834263204                                    PAGE  6  OF  7  PAGES


         (d) No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Mr. Siegel.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         In connection with the acquisition of shares of capital stock of the Company by the Transferees, GAC, Mr. Siegel and the Transferees entered into a Stockholders Agreement (the "Stockholders Agreement"). The Stockholders Agreement provides that no party thereto will sell, exchange, transfer or otherwise dispose of shares of the Company's Common Stock or Preferred Stock owned by such stockholder without the prior written consent of the other parties thereto and no party will exercise incentive stock options or other rights to acquire capital stock or will otherwise acquire capital stock of the Company without the prior written consent of the others. The Stockholders Agreement provides that the certificates representing shares of capital stock of the Company currently held by the parties, as well as any additional shares issued to the parties, shall each bear a legend evidencing the existence of the Stockholders Agreement and the restrictions upon transfer contained therein. The Stockholders Agreement terminates on March 17, 2001 unless terminated earlier or extended by agreement of all parties. The description of the Stockholders Agreement contained in this schedule is qualified in its entirety by reference to the full text of the Stockholders Agreement by and between GAC, Mr. Siegel and the Transferees, a copy of which has been attached to this schedule as Exhibit A and incorporated herein by reference.

ITEM 7.          Material to be filed as Exhibits

         Exhibit A--Stockholders Agreement dated March 17, 1998 by and among General Atlantic Corporation, a Delaware corporation, Charles M. Siegel, Ross
E. Bacon, Terry Lalosh and Mark J. Blankenship.





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CUSIP NO. 834263204                                    PAGE  7  OF  7  PAGES




                                   SIGNATURE

         After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
         Dated:  April 2, 1998


                                              /s/ Charles M. Siegel
                                              ----------------------------
                                              CHARLES M. SIEGEL





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                                 EXHIBIT INDEX


Exhibit          Description
-------          -----------
99.A             Exhibit A--Stockholders Agreement dated March 17, 1998 by and among General Atlantic Corporation, a
                 Delaware corporation, Charles M. Siegel, Ross E. Bacon, Terry Lalosh and Mark J. Blankenship.